UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                     The Aegis Consumer Funding Group, Inc.

                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   00760G 10 4
                                 (CUSIP Number)

                              III Offshore Advisors
                                 191 Manor Drive
                                     Suite 3
                               Stateline, NV 89449
                                 (702) 588-9453

                                  III Fund Ltd.
                           c/o Admiral Administration
                               P.O. Box 32021 SMB
                          Anchorage Center - 2nd Floor
                        Grand Cayman, Cayman Island, BWI
                                 (345) 949-0704

                                 III Global Ltd.
                           c/o Admiral Administration
                               P.O. Box 32021 SMB
                          Anchorage Center - 2nd Floor
                        Grand Cayman, Cayman Island, BWI
                                 (345) 949-0704

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 4, 1998
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement: ____ . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies should be sent.

The remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. Name of reporting person; S.S. or I.R.S. identification no. of above person.

III Offshore Advisors ("III"), III Fund Ltd. ("Fund") and III Global ("Global").

2. Check the appropriate box if a member of a group.* (a) ___ (b)_X_

3. SEC use only.

4. Source of funds.*

WC

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

6. Citizenship or place of organization.

III is a Nevada general partnership. Fund and Global are all Cayman Islands limited liability companies.

7. Number of shares beneficially owned by each reporting person with sole voting power.

7,286,926 shares of common stock owned directly by Fund with III acting as investment advisor.

Approximately 3,315,341 shares of common stock as of November 4, 1998, owned indirectly through Series C Preferred Stock by Fund with III acting as investment advisor.

5,849,061 shares of common stock owned directly by Global with III acting as investment advisor.

Approximately 2,486,506 shares of common stock as of November 4, 1998, owned indirectly through Series C Preferred Stock by Global with III acting as investment advisor.

**PLEASE SEE EXHIBIT "A" ATTACHED HEREWITH FOR FORMULA USED IN
DETERMINING COMMON STOCK OWNED INDIRECTLY THROUGH SERIES C
PREFERRED STOCK -- the percentage owned will vary over time with changes in the stock price.**

8. Number of shares beneficially owned by each reporting person with shared voting power.

None

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

7,286,926 shares of common stock owned directly by Fund with III acting as investment advisor.

Approximately 3,315,341 shares of common stock as of November 4, 1998, owned indirectly through Series C Preferred Stock by Fund with III acting as investment advisor.

5,849,061 shares of common stock owned directly by Global with III acting as investment advisor.

Approximately 2,486,506 shares of common stock as of November 4, 1998, owned indirectly through Series C Preferred Stock by Global with III acting as investment advisor.

10. Number of shares beneficially owned by each reporting person with shared dispositive power.

None

11. Aggregate amount beneficially owned by each reporting person.

7,286,926 shares of common stock owned directly by Fund with III acting as investment advisor.

Approximately 3,315,341 shares of common stock as of November 4, 1998, owned indirectly through Series C Preferred Stock by Fund with III acting as investment advisor.

5,849,061 shares of common stock owned directly by Global with III acting as investment advisor.

Approximately 2,486,506 shares of common stock as of November 4, 1998, owned indirectly through Series C Preferred Stock by Global with III acting as investment advisor.

13,135,987 shares of common stock owned by III acting as investment advisor for Fund and

Global.

Approximately 5,801,847 shares of common stock owned indirectly through Series C Preferred Stock by III acting as investment advisor for Fund and Global.

12. Check box if the aggregate amount in Row (11) excludes certain shares.*

Not applicable

13. Percent of class presented by amount in Row (11).

20.4%     (7,286,926/35,801,847)-directly owned by Fund
 9.3%     (3,315,341/35,801,847)-indirectly owned by Fund
29.6%    (10,602,267/35,801,847)-direct and indirectly owned by Fund

16.3%     (5,849,061/35,801,847)-directly owned by Global
 6.9%     (2,486,506/35,801,847)-indirectly owned by Global
23.2%     (8,335,567/35,801,847)-direct and indirectly owned by Global

00.0%     (         0/35,801,847)-directly owned by III as investment advisor
52.9%     (18,937,834/35,801,847)-indirectly owned by III as investment advisor
52.9% (18,937,834/35,801,847)-direct and indirectly owned by III as investment advisor

14. Type of reporting person.*

III - PN    Fund - CO  Global - CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

     This statement relates to shares of common stock (CUSIP No. 00760G 10 4) of The Aegis Consumer Funding Group, Inc. a Delaware corporation (the "Company"), that are held directly by Fund and Global and are issuable to Fund and Global, with investment advice by III, upon conversion of Series C Preferred Stock, held by Fund and Global respectively. The Company's executive officers are located at 200 North Cobb Parkway, Suite 428, Marietta, GA. 30062.

Item 2.  Identity and Background

             (a) The names of the entities filing this statement are III Offshore Advisors ("III"), a

Nevada general partnership, III Fund Ltd. ("Fund"), a Cayman Island limited liability company, and III Global Ltd. ("Global"), a Cayman Island limited liability company, and this statement is being filed on behalf of all three (3) entities.

             (b) III's address is P.O. Box 1340, Zephyr Cove, Nevada 89448; Fund's and Global's address are c/o Admiral Administration, P.O. Box 32021 SMB, Anchorage Center- 2nd Floor, Grand Cayman, Cayman Islands, B.W.I.

             (c) III is registered CTA and investment advisor to several offshore funds. Fund and Global are offshore investment vehicles through which investors can have access to proprietary "defined risk" trading strategies developed by the principals of III.

            (d) During the past five years, neither III, Fund nor Global have been convicted in any criminal proceeding.

            (e) During the past five years, neither III, Fund nor Global have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) III is a Nevada general partnership. Fund and Global are Cayman Island limited liability companies.

Item 3.  Source and Amount of Funds or Other Consideration

             Fund and Global financed the acquisition of the shares of common stock of the Company with working capital.

Item 4.  Purpose of Transaction.

            Fund and Global have acquired the shares for investment purposes from the High Risk Opportunities HUB Fund Ltd. ("HRO") on August 27, 1998. On August 27 1998, Fund and Global entered into agreements to purchase 7,286,926 and 5,849,061 shares of Aegis Common Stock respectively, at a purchase price of approximately $.20 per share. In addition, as of the same date Fund and Global entered into agreements with HRO to purchase 12 and 9 shares of Series C Preferred Aegis Stock, from HRO at a price of $370,136.28 and $277,602.21 respectively. As of November 4, 1998, Fund's and Global's Series C Preferred Aegis Stock, are convertible into 3,315,341 and 2,486,506 shares of common stock of Issuer, respectively. Due to reductions in the price of Aegis Common stock and accrual of interest on the Series C Preferred Aegis stock, III is now the indirect beneficial owner, through Fund and Global, of 52.9% of Aegis' outstanding stock should Fund and Global elect to convert all of the 21 shares of Series C Preferred stock and assuming Aegis issues an additional 5,801,847 Aegis common shares to satisfy such a conversion.

Item 5.  Interest in Securities of the Issuer

             (a) III, Fund and Global are the beneficial owners in the aggregate of 18,937,834 shares of common stock of the Issuer, representing in the aggregate 52.9% of such class. Fund is the beneficial owner of 10,602,267 shares of common stock of the Issuer, representing in the aggregate 29.6 percent of such class. Global is the beneficial owner of 8,335,567 shares of common stock of the issuer, representing in the aggregate 23.2% of such class. III is a beneficial owner, in that it has the right to acquire sole voting and investment power within less than sixty (60) days over said securities, consisting of 18,937,834 shares of common stock of the Issuer, representing in the aggregate
52.9 percent of such class.

            (b) III, Fund and Global have in the aggregate the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 18,937,834 shares of common stock of the Issuer; Fund and Global have the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 10,602,267 and 8,335,567 shares of common stock of the Issuer respectively; Fund and Global have the contingent sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 3,315,341 and 2,486,506 shares of common stock of the Issuer, respectively. Neither III, Fund or Global are the beneficial owners of any shares of the capital stock of the Issuer in which they share the power to vote or to direct the vote or share the power to dispose or direct the disposition of shares.

           (c) Neither III, Fund or Global have effected any transactions in the shares of common stock of the company during the past 60 days.

           (d) Not applicable

           (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              III, Global and Fund have no contracts, arrangements, understandings or relationships between themselves with respect to any securities of the Issuer which relate to such matters as transfer or voting of any such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and no such contract, arrangement, understanding or relationship exists between or among them and the Issuer. However, III has in the past consulted, and can in the future be expected to consult with Fund and Global and with members of the Issuer's management concerning their respective investments in the Issuer. Warren B. Mosler, who indirectly is a general partner of III, and Robert H. Fasulo, a principal of III, both serve on Aegis' board of directors as of July 23, 1998.

Item 7. Material to be filed as Exhibits

           Please see Exhibit "A" attached hereto, which demonstrates the conversion formula for the remaining 21 shares of Series C Preferred stock owned by Fund and Global, as if the conversion occurred on November 4, 1998.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     November 4, 1998                            /s/ Robert H. Fasulo
-----------------------------             -----------------------------------
            Date                                       Signature


                                                       Name/Title
                                                 Robert H. Fasulo, C.F.O.
                                                  III OFFSHORE ADVISORS

     November 4, 1998                            /s/ Robert H. Fasulo
-----------------------------             -----------------------------------
             Date                                      Signature


                                                       Name/Title
                                                 Robert H. Fasulo, C.F.O.
                                                 III OFFSHORE ADVISORS,
                                                 Investment advisor to III Fund

     November 4, 1998                            /s/ Robert H. Fasulo
-----------------------------             -----------------------------------
             Date                                      Signature


                                                       Name/Title
                                                Robert H. Fasulo, C.F.O.
                                                III OFFSHORE ADVISORS,
                                                Investment advisor to III Global

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. SS.1001)

                     The Aegis Consumer Funding Group, Inc.
                      Perferred Series C Convertible Stock
                             III Fund and III Global
                          Through III Offshore Advisors
                               Conversion Formula

Conversion Formula:

Initial date funds were received                                   01/30/96
Conversion date                                                    11/04/98

Number of Days Outstanding = N                                         1009
                                                      =====================

Conversion Price = the lesser of (i) 100% of 6.245 or (ii) .85 times the average Closing Bid Price for the five (5) trading days immediately preceding the date of Conversion.

Closing Bid Averages:

                              10/29/98                              0.06000
                              10/30/98                              0.05000
                              11/02/98                              0.05000
                              11/03/98                              0.05000
                              11/04/98                              0.05000
                                                      =====================
                                 Total                              0.26000
                                                      =====================

                 5 Day Average                                      0.05200

                                 Times                                 0.85
                                                      ---------------------

Therefore Conversion Price=                                      0.04420000
                                                      =====================


((0.08)*1009/365)*(10000)+10000)
---------------------------------
               0.0442

                          12,211.51    OR                        276,278.44
                      ----------------
                           0.0442

Number of Common Stock per Share                                 276,278.44
Number of Preferred Stock                                                21
                                                      ---------------------
Common Stock Equivalents                                       5,801,847.15
                                                      =====================
Common Stock to be Issued                                         5,801,847
                                                      =====================